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May 30, 2024

Ms. Marion Graham

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington D.C. 20548

Re:	Transit Pro Tech Inc.
Registration Statement on Form 10-12G, filed April 4, 2024
File No. 000-56650

Dear Ms. Graham:

Please be advised that Transit Pro Tech Inc. (the “Company”) hereby respectfully requests withdrawal of the above-referenced Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).

The Company is in the process of revising its registration statement and accompanying financial statements to adequately address the comments received by the Company from the SEC.  Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

If there are any questions with respect to this request, please contact me at 516 220 6569.

Very truly yours.

/s/ Vincent J. McGill
Vincent J. McGill